UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

SUNTERRA CORPORATION
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
86787D 20 8
(CUSIP Number of Class of Securities)
CD Capital Management LLC 2 North Riverside Plaza, Suite 720 Chicago, Illinois 60606 Attention: John Ziegelman Telephone: (312) 466-3226
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:
Greenberg Traurig, LLP The Metlife Building 200 Park Avenue New York, NY 10166 Attention: Clifford E. Neimeth, Esq. Telephone: (212) 801-9200	Greenberg Traurig, LLP 77 West Wacker Drive Chicago, Illinois 60601 Attention: Peter H. Lieberman, Esq. Telephone: (312) 456-8400

July 11, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 8 PAGES

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 2 of 8 Pages

(1)	NAME OF REPORTING PERSON: CD Capital Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

31-1816593

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)SOLE VOTING POWER 537,772 (see Item 5)
(8)SHARED VOTING POWER -0- (see Item 5)
(9)SOLE DISPOSITIVE POWER 537,772 (see Item 5)
(10)SHARED DISPOSITIVE POWER -0- (see Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

537,772

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7% OF COMMON STOCK(1)

(14)	TYPE OF REPORTING PERSON

IA, OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

PAGE 2 OF 8 PAGES

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 3 of 8 Pages

(1)	NAME OF REPORTING PERSON: John D. Ziegelman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)SOLE VOTING POWER 562,772 (see Item 5)
(8)SHARED VOTING POWER -0- (see Item 5)
(9)SOLE DISPOSITIVE POWER 562,772 (see Item 5)
(10)SHARED DISPOSITIVE POWER -0- (see Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

562,772

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9% OF COMMON STOCK(1)

(14)	TYPE OF REPORTING PERSON

IN

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

PAGE 3 OF 8 PAGES

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 4 of 8 Pages

(1)	NAME OF REPORTING PERSON: Magnetar Financial LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

04-3818748

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)SOLE VOTING POWER 782,000 (see Item 5)
(8)SHARED VOTING POWER -0- (see Item 5)
(9)SOLE DISPOSITIVE POWER 782,000 (see Item 5)
(10)SHARED DISPOSITIVE POWER -0- (see Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

782,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0% OF COMMON STOCK(1)

(14)	TYPE OF REPORTING PERSON

OO

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

PAGE 4 OF 8 PAGES

CUSIP No. 86787D 20 8	SCHEDULE 13D/A	Page 5 of 8 Pages

(1)	NAME OF REPORTING PERSON: Ziegelman Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

36-4337005

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)SOLE VOTING POWER -0- (see Item 5)
(8)SHARED VOTING POWER 25,000 (see Item 5)
(9)SOLE DISPOSITIVE POWER -0- (see Item 5)
(10)SHARED DISPOSITIVE POWER 25,000 (see Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% OF COMMON STOCK(1)

(14)	TYPE OF REPORTING PERSON

PN

(1)	Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.

PAGE 5 OF 8 PAGES

SCHEDULE 13D/A

CD Capital Management LLC, a Delaware limited liability company (‘‘CD Capital’’), John D. Ziegelman (‘‘Mr. Ziegelman’’), Magnetar Financial LLC, a Delaware limited liability company (‘‘Magnetar’’), and Ziegelman Partners, L.P., a Delaware limited partnership (‘‘ZP-LP’’ and collectively with CD Capital, Mr. Ziegelman, and Magnetar, the ‘‘Reporting Persons’’) are jointly filing this Amendment No. 7 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the ‘‘Commission’’) on December 19, 2005, as amended by Amendment No. 1 thereto filed with the Commission on January 17, 2006, Amendment No. 2 thereto filed with the Commission on February 21, 2006, Amendment No. 3 thereto filed with the Commission on April 24, 2006, Amendment No. 4 thereto filed with the Commission on April 28, 2006, Amendment No. 5 thereto filed with the Commission on May 19, 2006, and Amendment No. 6 thereto filed with the Commission on June 16, 2006 (collectively, the ‘‘Schedule 13D’’).

The purpose of this Amendment No. 7 is to report the contents of a letter sent by CD Capital to the Board of Directors of the Issuer. Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information:

On July 11, 2006, Mr. Ziegelman of CD Capital delivered to Mr. James A. Weissenborn, the Interim Chief Executive Officer of the Issuer, a letter to the Board of Directors of the Issuer, dated July 11, 2006 (the ‘‘July Letter’’), a copy of which is attached hereto as Exhibit 99.16 and which is incorporated by reference herein. In the July Letter, Mr. Ziegelman expressed his continued disappointment with the state of the Issuer’s business, and advised the Board of Directors that the Reporting Persons have concluded that the Issuer should immediately be put up for sale. Accordingly, Mr. Ziegelman, on behalf of the Reporting Persons, has notified the Board of Directors in the July Letter that the Reporting Persons now demand that the Issuer’s Board of Directors hire an investment banking firm to sell the Issuer, either as a whole or through separate sales of the European and North American operations. Mr. Ziegelman further notified the Board of Directors, among other things, that (1) the Reporting Persons were withdrawing Sean Greene, who the Reporting Persons had previously proposed be appointed to the Board of Directors, from further consideration as a nominee to the Board of Directors; (2) any after-tax proceeds of a sale by the Issuer of its European operations should be distributed to the Issuer's shareholders as a special dividend (instead of being applied toward a stock repurchase program, as previously demanded by the Reporting Persons); and (3) all unnecessary expenses of the Issuer should be eliminated, including by immediately terminating the employment of Nicholas Benson and recouping all leave previously paid to Mr. Benson.

The Reporting Persons expressly reserve the right to propose other matters identified in and related to the July Letter, and/or to propose or take actions intended to effect the demands set forth in the July Letter. In addition, the Reporting Persons expressly reserve the right to propose other matters, including without limitation, matters relating to the other issues discussed in prior correspondence to the Issuer by the Reporting Persons and previously disclosed in this Item 4 to Schedule 13D. The Reporting Persons expressly hereby reaffirm the reservation of all rights, options and possible future actions heretofore disclosed by them in this Item 4 to Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

PAGE 6 OF 8 PAGES

Exhibit 99.16	Letter dated July 11, 2006 from Mr. Ziegelman to the Board of Directors of the Issuer.

PAGE 7 OF 8 PAGES

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: July 11, 2006

CD CAPITAL MANAGEMENT LLC
By: ZP II LP, its Managing Member
By: C3 Management Inc., its General Partner
BY: /s/ John D. Ziegelman
Name: John D. Ziegelman Title: President
MAGNETAR FINANCIAL LLC
By: /s/ Paul Smith
Name: Paul Smith Title: General Counsel
ZIEGELMAN PARTNERS, L.P.
By: /s/ John D. Ziegelman
Name: John D. Ziegelman Title: Managing Agent
/s/ John D. Ziegelman
JOHN D. ZIEGELMAN

PAGE 8 OF 8 PAGES

EXHIBIT INDEX

Exhibit 99.16	Letter dated July 11, 2006 from Mr. Ziegelman to the Board of Directors of the Issuer.